By Electronic Mail

January 23, 2012

Ms. Lynn Kenny
Research Specialist
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	iShares Trust	
	Issuer CIK:	0001100663
	Issuer File Number:	333-92935/811-09729
	Form Type:	8-A12B
	Filing Date:	January 23, 2012

Dear Ms. Kenny:

Please be advised that BATS Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on BATS Exchange, Inc. ("Exchange"):

iShares MSCI Australia Small Cap Index Fund
iShares MSCI Canada Small Cap Index Fund
iShares MSCI Denmark Capped Investable Market Index Fund
iShares MSCI Finland Capped Investable Market Index Fund
iShares MSCI Germany Small Cap Index Fund
iShares MSCI India Index Fund
iShares MSCI India Small Cap Index Fund
iShares MSCI Norway Capped Investable Market Index Fund
iShares MSCI United Kingdom Small Cap Index Fund

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7260. Your assistance is greatly appreciated.

Sincerely,

Susan Xouris

Susan Xouris
Listings Analyst

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